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                            September 18, 2020

       Trevor Bezdek
       Co-Chief Executive Officer
       GoodRx Holdings, Inc.
       233 Wilshire Blvd., Suite 990
       Santa Monica, CA 90401

                                                        Re: GoodRx Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 14,
2020
                                                            File No. 333-248465

       Dear Mr. Bezdek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2020 letter.

       Registration Statement on Form S-1 filed September 14, 2020

       10. Subsequent Events
       Events Subsequent to Date the Condensed Consolidated Financial Statements Were Available to
       Be Issued, page F-48

   1.                                                   We note the disclosure
beginning on page 155. Please disclose the facts and
                                                        circumstances of IPO
Awards including the material terms, fair value, and the anticipated timing and amount of
the compensation expense expected to be incurred.
 Trevor Bezdek
FirstName LastNameTrevor  Bezdek
GoodRx Holdings,  Inc.
Comapany 18,
September NameGoodRx
              2020      Holdings, Inc.
September
Page 2    18, 2020 Page 2
FirstName LastName
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Benjamin J. Cohen